SINA Corporation

37F, Jin Mao Tower

88 Century Boulevard, Pudong

Shanghai 200121, China

August 29, 2013

VIA EDGAR

Ms. Kathleen Collins, Accounting Branch Chief

Ms. Melissa Kindelan, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:           SINA Corporation (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2012 (the “2012 Form 20-F”)

Filed on April 22, 2013 (File No. 000-30698)

Dear Ms. Collins and Ms. Kindelan:

This letter sets forth the Company’s responses to the comments contained in the letter dated July 31, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the 2012 Form 20-F.  The Staff’s comments are repeated below and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2012 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 4. Information on the Company

C. Organizational Structure, page 57

1.                                      Please provide us with an organizational chart that includes the identities of the VIE shareholders and their ownership percentages in the VIEs and Listco and describe any relationships between the parties. Further, please consider including this information in future filings.

In response to the Staff’s comment, the Company hereby attaches an organizational chart as Annex I, which illustrates the relationships between its wholly owned subsidiaries, the variable interest entities (“VIEs”) and their respective nominee shareholders. The Company undertakes to include this organizational chart, as amended and updated from time to time, in the Company’s future Form 20-F filings.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies, Judgments and Estimates

Equity investments, page 63

2.                                      We note that the trading price for E-House’s ordinary shares has been below the carrying value of your investment since May 2012. Please describe further for us the various factors considered in your impairment analysis and tell us specifically how each factored into your determination that an other-than-temporary-impairment charge was not necessary for this investment at December 31, 2012 or any subsequent period.

The Company respectfully advises the Staff that as disclosed in the 2012 Form 20-F, in making such judgment as to whether an-other-than-temporary impairment is required for the investment in E-House, the Company considered, among other factors, the recent developments in the real estate market in China, the operating performance of E-House, the excess amount of carrying value of investment in E-House over the Company’s proportionate share of E-House’s shareholders’ equity, E-House’s current and subsequent share prices, and the volatility of E-House’s share price as well as E-House’s business operations. Specifically, the Company has considered the following:

•                  E-House’s operating result has significantly improved since the third quarter of 2012, and management’s outlook grew positively from the early signs of industry recovery that began at the end of 2012.  In its fourth quarter earnings release on March 12, 2013, E-House’s management forecasted 2013 revenues to grow approximately 19% to $550 million.  After the Company released its 2012 20-F, this revenue forecast was upped to $600 million in first quarter release and then to $630 million in the second quarter release of 2013.  Based on Yahoo Finance, E-House’s reported earnings significantly exceeded street consensus for the first quarter and the second quarter of 2013.

•                  On December 10, 2012, E-House announced that it had received board approval to sell ordinary shares to management and use the expected proceeds from the share issuance to repurchase E-House’s American depositary shares (“ADSs”) on the open market. Upon completion of the proposed share issuance, E-House’s management team became the largest shareholder as a group, with a combined stake of approximately 30%, which demonstrated management’s confidence in its business outlook. The repurchase plan was expected to help improve E-House’s performance in the stock market.

•                  Although E-House’s stock had been below the Company’s carrying value of $6.26 per share as of December 31, 2012 for approximately seven months, the Company does not believe such duration was a “prolonged period,” especially factoring in high volatility (73%) of its stock, e.g., stock rebounded to $5.33 on January 23, 2013 from a low of US$3.01 on December 6, 2012.  In hindsight, after its recent second quarter’s release in August 2013, E-House’s stock reached a high of $7.55, or 21% above the Company’s carrying value of $6.26 as of December 31, 2012, which supports management’s view that E-House’s value may recover once its outlook materializes.

•                  As of December 31, 2012, the net assets of E-House were $ 745.1 million or 53.7% higher than its market capitalization.  Furthermore, the Company had the intent and ability to retain its investment in E-House for a period of time sufficient to allow for any anticipated recovery in market value.

Based on the above factors discussed, the Company considered an other-than-temporary-impairment charge was not necessary for the investment in E-House at December 31, 2012 or any subsequent period.

Item 8. Financial Information

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Consolidation, page F-8

3.                                      We note that the loans relating to the ICP Company have a five year term. Please tell us whether these loans are the same as those listed in the Schedule of Material Differences in Exhibit 4.10 for Beijing Sina Internet Information Service Co., Ltd. If so, please explain why you disclosed a term of five years in your financial statement footnotes when, according to the Loan Agreement included in Exhibit 4.10, the term is ten years. Please provide a copy of the ICP loan agreement with your response and revise the Schedule of Material Differences in Exhibit 4.10, as necessary.

The Company respectfully advises the Staff that the loans relating to Beijing Sina Internet Information Service Co., Ltd. (the “ICP Company”) referred to in the financial statement footnotes are the same as those listed in the Schedule of Material Differences in Exhibit 4.10 to the 2012 Form 20-F.  The difference in the loan term was a result of the increase in the registered capital of the ICP Company in 2011 from RMB20 million to RMB120 million, for which SINA.com Technology (China) Co ., Ltd (“STC”) entered into additional loan agreements (“2011 Loan Agreements”) with four nominee shareholders of the ICP Company, including D. Lin, T. Chen, H. Du and G. Xie, on August 15, 2011.  The 2011 Loan Agreements are in the same form as the original loan agreements entered into by and between STC and the nominee shareholders of the ICP Company in 2007 except that the loan term in the 2011 Loan Agreements is five years instead of ten years.  However, the Company views this change in the loan term immaterial because Section 2.2 of all the loan agreements, including the ones signed in 2007 and the 2011 Loan Agreements, provides that STC has “the right to, at its own discretion, shorten or extend the life of loan with reference to the real situation.”

In response to the Staff’s request, the Company hereby attaches all the current in effect loan agreements relating to the ICP Company (translated to English) as Annex II to this response letter. Certain key information of these agreements is set forth in the table below:

Name of Sina Company	Name of Borrower	Name of Variable Interest Entity (the “VIE”)	% of Equity Interest in the VIE the Borrower acquired	Total Amount of Loan (RMB)	Amount of Loan (RMB)	Term	Execution Date
SINA.com Technology (China) Co ., Ltd	Y. Wang	Beijing Sina Internet Information Service Co., Ltd.	0.2%	300,000	300,000	10 years	August 18, 2007

SINA.com Technology (China) Co ., Ltd	D. Lin	Beijing Sina Internet Information Service Co., Ltd.	22.8%	27,342,640	4,500,000	10 years	August 18, 2007
					22,842,640	5 years	August 15, 2011

SINA.com Technology (China) Co ., Ltd	T. Chen	Beijing Sina Internet Information Service Co., Ltd.	22.8%	27,342,640	4,500,000	10 years	August 18, 2007
					22,842,640	5 years	August 15, 2011

SINA.com Technology (China) Co ., Ltd	H. Du	Beijing Sina Internet Information Service Co., Ltd.	27.1%	32,507,360	5,350,000	10 years	August 18, 2007
					27,157,360	5 years	August 15, 2011

SINA.com Technology (China) Co ., Ltd	G. Xie	Beijing Sina Internet Information Service Co., Ltd.	27.1%	32,507,360	5,350,000	10 years	August 18, 2007
					27,157,360	5 years	August 15, 2011

The Company supplementally advises the Staff that when preparing the Schedule of Material Differences in Exhibit 4.10, the Company further summarized all agreements for each borrower in one row. For instance, for the loan agreements with D. Lin, the  Company included the total amount of loans under two loan agreements  (RMB27,342,640) and only included the execution date for the second loan agreement.  The Company applied the same approach in its summary of the respective loan agreements for T. Chen, H. Du and G. Xie, i.e., only including the total amount of loans under two loan agreements and the execution date for the second loan agreement.

In response to the Staff’s comments, the Company undertakes to clarify in its future Form 20-F filings that the term of its ICP loan agreements is either five years or ten years, and STC has the right to shorten or extend the term at its own discretion.

4.                                      We note from your disclosures on page F-7 that under the terms of the Exclusive Technical Services Agreements, the company provides technical and other services to the VIEs in exchange for substantially all the net income of the VIEs. In your response to comment 10 in your letter dated October 12, 2011, you indicated that substantially all meant that you were entitled to up to 100% of the net income of the VIEs. Please clarify further what you mean by “up to 100%” and for each of the VIEs, tell us what percentage of net income was paid to the company for each period presented. Also, please revise your discussion of the individual Exclusive Technical Services Agreements on page F-9  to more clearly describe how the fees are determined and to disclose the amount of fees charged to each of the VIEs for each period presented.

In response to the Staff’s comment, the Company respectfully advises the Staff that the service fees that the Company’s wholly owned subsidiaries charged from the major VIEs, which are similar in business nature amounted to 97%, over 100% and over 100% of the net income before service fees of the major VIEs, respectively, for fiscal year ended December 31, 2010, 2011 and 2012. As of December 31, 2012, the outstanding balance of the service fees payable for the major VIEs amounted to $141.9 million, of which $55.2 million has been paid to the Company’s wholly owned subsidiaries to date.

The Company further advises the Staff that the Company, through its wholly owned subsidiaries, has the de facto right to determine the service fees to be charged to its VIEs due to the control over such VIEs. For each period presented, as part of the Company’s annual budgeting process, the Company considers the operations of each VIE, applicable tax rates, planned capital expenditures, business strategies, as well as the technical complexity of the services and the actual costs that may be incurred for providing the services when determining the amount of service fee charged.  Total net assets of the VIE companies accounts for 3.0% of the Company’s total net assets as of December 31, 2012 .

In light of the Staff’s comments, the Company proposes to revise, in its future filings of Form 20-F, the relevant disclosure currently on page F-9 of 2012 Form 20-F as follows (the revised part is italic and underlined):

“Exclusive Technical Services Agreements.  Each of the VIEs below has entered into an exclusive technical services agreement with STC, or WITC in the case of Weimeng, pursuant to which STC, or WITC in the case of Weimeng, is engaged to provide certain technical services to the VIEs, depending on the licenses obtained and held by the VIE. Due to its control over the respective VIEs, the Company’s wholly owned subsidiaries have the right to determine the service fees to be charged to the respective VIEs by considering, among others, the technical complexity of the services, the actual costs that may be incurred for providing the services, the operations of each VIE, applicable tax rates, planned capital expenditures and business strategies. The service fees that the Company’s wholly owned subsidiaries charged from the major VIEs amounted to $76.7 million, $49.2 million and $85.2 million, respectively, for fiscal year ended December 31, 2010, 2011 and 2012.”

Revenue Recognition

Fee-based services, page F-13

5.                                      Please explain further why you recognize revenue from the sale of virtual items (net of game developer proceeds) over the estimated consumption period of the in-game virtual item. In this regard, tell us what obligations you have with regards to the sale of these virtual items after the virtual currency has been converted into in-game credits and amounts have been remitted to the developer.

The Company respectfully advises the Staff that it views the game developers to be its customers and its primary responsibility to the game developers includes promoting the games of the developers, providing virtual currency exchange services and maintaining the online platform for players to easily access to the games.  Throughout the term of the Company’s contract with each game developer, there are typically many thousands of transactions (involves sales of virtual currency and goods).  The Company believes that the game developers typically have an implied obligation to provide services to the end users, which enables the virtual goods to be displayed and used within each game.  And the Company’s performance for, and obligation to, game developers to maintain the online platform corresponds to game developers’ services to the end users, even though the efforts required from the Company is minimal after the virtual currency has been converted into in-game credits.

As of the filing of the 20-F, the Company had provided the sale of in-game virtual items on its platform for 24 months and had not had a history of refunds to its users.  Accordingly, the Company believes it is reasonable to recognize revenue from the sale of virtual items (net of game developer proceeds) over the estimated consumption period of the in-game virtual items.  Online game related revenue accounted for 3.6% of the Company’s total revenue for the year ended December 31, 2012.

Note 8. Income Taxes

China, page F-22

6.                                      In your response to comment 18 in your letter dated December 19, 2008, you explained that based on your experience with PRC tax authorities, bad debt expense is deductible for tax purposes only after certain factors have been met. At that time, you also indicated that you had been unsuccessful in getting the tax authority to approve the deduction of bad debt expense on your tax returns. Please tell us whether this continues to be the case. Also, as it appears that the majority of your valuation allowance relates to the deferred tax assets for “allowance for doubtful accounts, accruals and other liabilities,” revise your disclosures to include a discussion of the factors that have inhibited your ability to utilize these deferred tax assets such that you continue to believe it is more likely than not that these deferred tax assets will not be utilized.

The Company respectfully advises the Staff that deferred tax assets related to bad debt arise from the timing difference in recognizing bad debts/allowance for doubtful accounts between financial reporting and tax reporting. For financial reporting purposes, the Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts based on a historical, rolling average, bad debt rate in the prior year and other factors, such as credit-worthiness of customers and age of receivable balances. The Company also provides specific provisions for bad debts when facts and circumstances indicate that the receivable is unlikely to be collected.

The Company respectfully advises the Staff that it has not obtained any approval from PRC tax bureaus for the deduction of the tax allowance on bad debt for the last three years.  The last approval was obtained in 2009 for one of our subsidiaries.  It is the Company’s experience with PRC tax authorities that bad debt expenses become deductible when there is substantive evidence, such as a formal government declaration of bankruptcy on the customer, cancellation of business license when the customer stops operation or judgment or arbitral decision in the case of lawsuit.  Given our recent experience with the PRC tax authorities, the Company believes it is more likely than not that the deferred tax assets related to bad debt will not be utilized.

The Company plans to disclose in our future filing that valuation allowance of the deferred tax assets for China operations mainly relates to the allowance for doubtful accounts. Given that the Company has been unsuccessful in getting such approval from tax authority in recent years, the Company believes it is more likely than not that these deferred tax assets will not be utilized. The Company will regularly review and assess its deferred tax assets and consider including additional discussion if circumstance changes in our future filing.

Note 12 Shareholders’ Equity

Valuation of Stock Options, page F-29

7.                                      We note that “due to lack of industry comparison,” you used the simplified method to determine the expected term when estimating the fair value of options granted in 2012. Pursuant to Question 6 of SAB Topic 14.D.2, companies that have sufficient historical share option exercise experience upon which to estimate expected term may not apply the simplified method. Please tell us how you considered this guidance and how you determined that it was appropriate to use the simplified method to estimate the expected term.

The Company respectfully advises the Staff that the Company changed the contractual life of options from 10 years to 6 years in 2007. The share options awarded in 2012 were granted in June and July of 2012. From the change of contractual life in 2007 to June 2012, only two prior share option award grants had become fully vested. As a result, the Company does not have sufficient historical share option exercise experience to provide a reasonable basis upon which to estimate expected term due to the limited period of time after the change of the contractual life term and low volume of new grant under the 2007 Share Incentive Plan.

Furthermore, the Company has experienced significant business structure change in the past years.  For example, our MVAS business made up of 29% of our total revenues in 2007 and our revenue growth was heavily dependent on such business.  MVAS has now dropped to 13% of our total revenues and may further decline.  On the other hand, we are investing in new businesses, such as social networking, which has eaten up much of our profitability from the portal and MVAS businesses.  For example, our net income was $114 million on non-GAAP basis in 2010 but had declined to $10 million last year due to the investments in new businesses.  The Company’s employee mix has also significantly changed in recent years, growing from 3,600 employees in December 2010 to 6,400 in December 31, 2012.  As a result, with such change in business structure, our stock price has been more volatile and our recent employee share option exercise pattern may not be consistent with prior years.

For these reasons, we determined that it was appropriate to use the simplified method to estimate the expected term.

* * *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding this submission, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at (852) 3740-4850.

Very truly yours,

/s/ Herman Yu
Herman Yu
Chief Financial Officer

cc:   Charles Chao, President and Chief Executive Officer, SINA Corporation

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

INDEX OF ANNEXES

Annex I	Organizational Chart of Variable Interest Entities and Respective Subsidiaries

Annex II
Annex 2.1	Loan Agreement dated August 18, 2007 between SINA.com Technology (China) Co., Ltd. and Y Wang
Annex 2.2	Loan Agreement dated August 18, 2007 between SINA.com Technology (China) Co., Ltd. and D Lin
Annex 2.3	Loan Agreement dated August 15, 2011 between SINA.com Technology (China) Co., Ltd. and D Lin
Annex 2.4	Loan Agreement dated August 18, 2007 between SINA.com Technology (China) Co., Ltd. and T Chen
Annex 2.5	Loan Agreement dated August 15, 2011 between SINA.com Technology (China) Co., Ltd. and T Chen
Annex 2.6	Loan Agreement dated August 18, 2007 between SINA.com Technology (China) Co., Ltd. and H Du
Annex 2.7	Loan Agreement dated August 15, 2011 between SINA.com Technology (China) Co., Ltd. and H Du
Annex 2.8	Loan Agreement dated August 18, 2007 between SINA.com Technology (China) Co., Ltd. and G Xie
Annex 2.9	Loan Agreement dated August 15, 2011 between SINA.com Technology (China) Co., Ltd. and G Xie

ANNEX I

ORGANIZATIONAL CHART OF VARIABLE INTEREST ENTITIES AND RESPECTIVE SUBSIDIARIES

SINA CORPORATION
("Cayman Islands")
100%
100%
Weibo Corporation
("Cayman Islands")
SINA Hong Kong Limited
("Hong Kong")
100%
Weibo Hong Kong Limited
("Hong Kong")
Outside China
Inside China
100%
100%
SINA.com Technology (China) Co., Ltd
("STC")
Weibo Internet Technology (China) Co., Ltd
("WITC")
Jinzhuo Hengbang Technology (Beijing) Co., Ltd. (1)(7)
(the "IAD Company")
Beijing Sina Internet Information Service Co., Ltd. (2)(7)
(the "ICP Company")
Star-Village Online Culture Development Co., Ltd. (3)(7)
("StarVI")
Guangzhou Media Message Technology Co., Ltd. (4)(7)
("Xunlong")
Shenzhen Wangxing Technology Co., Ltd. (5)(7)
("Wangxing")
Beijing Weimeng Technology Co., Ltd. (6)(7)
("Weimeng")

Equity interest for companies.

Contractual arrangements including loan agreements, share transfer agreements, loan repayment agreements, agreements on authorization to exercise shareholder’s voting power, share pledge agreements, exclusive technical services agreements, exclusive sales agency agreements and trademark license agreements.

(1)	Shareholders of the IAD Company include two of non-executive PRC employees, Y. Liu and W. Wang, each holding 50% of IAD Company’s equity interests.

(2)

Shareholders of the ICP Company include Director Y. Wang, executive officers T. Chen and H. Du, and non-executive PRC employees D. Lin and G. Xie, who hold 0.2%, 22.8%, 27.1%, 22.8% and 27.1% of ICP Company’s equity interests, respectively.

(3)	Shareholders of StarVI include non-executive PRC employees, G. Wang, L. Wei and X. Yi, holding 40%, 30% and 30% of StarVI’s equity interests, respectively.

(4)	Shareholders of Xunlong include two non-executive PRC employees, H. Su and B. Luo, holding 55% and 45% of Xunlong’s equity interests, respectively.

(5)	Shareholders of Wangxing include two non-executive PRC employees, X. Wang and X. Wang, holding 45% and 55% of Wangxing’s equity interests, respectively.

(6)	Shareholders of Weimeng include three non-executive PRC employees, S. Peng, Y. Lu and Z. Cao, holding 60%, 20% and 20% of Weimeng’s equity interests, respectively.

(7)	The nominee shareholders of the Company’s VIEs have immaterial stake in the Company.

ANNEX II

LOAN AGREEMENTS BETWEEN STC AND THE RESPECTIVE SHAREHOLDERS OF THE ICP COMPANY

Annex 2.1

Loan Agreement

This agreement is signed and entered in by and between the following parties on August 18, 2007 in Haidian District, Beijing.

Party A: Y Wang (hereinafter referred to as “the borrower”)

ID No:

Party B: SINA.com Technology (China) Co ., Ltd (hereinafter referred to as “Sina Company”)

Address:

Whereas:

(1)                                 The borrower intends to purchase 1.5% of shares of Beijing Sina Internet Information Service Co., Ltd. (hereinafter referred to as the “ICP Company”) and for that purpose wishes to borrow RMB300,000 Yuan from Sina Company;

(2)                                 Sina Company agrees to provide the said loan to the borrower in accordance with and subject to the terms and conditions under the agreement.

The following agreements have been reached by and between both parties based on the principles of equality and mutual benefits via friendly negotiation:

1.                                      Amount of Loan

1.1                               Sina Company agrees to provide a long-term loan in the amount of RMB300,000 Yuan to the borrower subject to the terms and conditions under the agreement (hereinafter referred to as “long-term loan”).

2.                                      Life of Loan

2.1                               The life of the long-term loan prescribed under the agreement shall be 10 years from the date when this agreement is signed.

2.2                               The borrower agrees that Sina Company shall have the right to, at its own discretion, shorten or extend the life of loan with reference to the real situation.

3.                                      Use of Loan

3.1                               The borrower shall use the long-term loan for purchasing 1.5% of shares of the ICP Company and any other application of this long-term loan shall obtain earlier written consent from Sina Company.

3.2                               During the life of the loan, without obtaining prior written consent from Sina Company, the borrower shall not transfer its shares in the ICP Company to any third party, whether in part or in whole, or set any security against such shares, or otherwise dispose such shares in a manner that may be detrimental to Sina Company.

4.                                      Interest of Loan

4.1                               The long-term loan under this agreement is interest-free loan and Sina Company shall not collect any other fees or charges from the borrower.

5.                                      Satisfaction with Loan

5.1                               Sina Company shall have the right to require from time to time the borrower to compensate for the long-term loan under this agreement without violating the laws and regulations of PR China in the method as Sina Company directs, including but not limited to, transfer of all or partial shares of the ICP Company held by the borrower to Sina Company or any subject appointed by Sina Company.

6.                                      Liability for Tax

6.1                               Both parties shall on their own pay taxes and costs by laws respectively.

6.2                               Save for taxes and costs of the borrower or Sina Company on their own expressly reserved by laws, Sina Company shall be liable for all other taxes and reasonable costs in connection with this long-term loan under this agreement.

7.                                      Breach and Compensation

7.1                               Any breach of any article of the agreement directly or indirectly or no commitment or commitment out of time insufficiently to the obligations of the agreement shall constitute breach of the contract. The party that observes the contract shall have the right to request the breaching party by written notice to make corrections to its breaching actions and avoid the bad result with sufficient, effective and timely measures taken, and to compensate for the losses of the non-breaching party due to its breaching actions.

7.2                               After any breaching occurs, the non-breaching party, if holding that the breaching has resulted in impossibility or unfairness for the non-breaching party to perform the relevant obligations under this agreement with reasonable and objective discretion applied, shall have the power to discontinue its relevant obligations of this agreement with written notice sent to the non-breaching party until the breaching party stops its breach of the contact, take sufficient, effective and timely measures to avoid the bad results, and compensate for the losses of the non-breaching party due to its breaching actions.

7.3                               The indemnification that the breaching party makes to the non-breaching party shall include any direct economic losses and any predictable indirect losses or excess expenses that occur to the non-breaching party due to violation of the contract by the breaching party, including but not limited to attorney fees, legal costs, arbitration fees, financial expenses, travel expenses and etc.

8.                                      Effectiveness, Modification and Termination

8.1                               This agreement shall be effective since it is signed by authorized representatives of the parties.

8.2                               The parties may via negotiation modify or terminate this agreement in advance in written form at any time.

8.3                               Any party shall have the right to terminate this agreement unilaterally in advance with written notice given if any of the following situations occurs to the other party:

8.3.1                     Within 30 days since the written notice sent out by the non-breaching party, the breaching party still not modifies its breach of the contact, or takes sufficient, effective and timely measures to avoid the bad results, and compensate for the losses of the non-breaching party due to its breaching actions.

8.3.2                     Such party is unable to continue to perform this agreement due to force majesture.

8.4                               Earlier termination of this agreement shall not affect the generated rights and obligations by this agreement before such termination date.

9.                                      Settlement of Disputes and Governing Laws

9.1                               Parties shall settle any disputes over contents of this agreement or its execution via friendly negotiation; which if fails, they shall submit the disputes to China International Economic and Trade Arbitration Commission (CIETAC) for arbitration. The seat of arbitration shall be in Beijing. The arbitrament awarded shall be final and binding on both parties.

9.2                              Laws and regulations of PRC shall be applied for conclusion, execution, interpretation and settlement of disputes concerning this agreement.

10.                               Miscellaneous

10.1                        Either party’s failure to perform its rights in time under this agreement shall neither be deemed as waiver of such rights nor affect its execution of such rights in future.

10.2                        If any article or clause of this agreement becomes invalid or unexecutable entirely or partially no matter what reasons, the remaining portions of this agreement shall be still effective and binding.

2

10.3                        This agreement is made into one original with two copies, one for each party, both with equally legal effectiveness.

10.4                        Matters not included in this agreement shall be determined by both parties via negotiation.

Employee		SINA.com Technology (China) Co ., Ltd

Signature:	/s/	Authorized Representative:	/s/

3

Annex 2.2

Loan Agreement

This agreement is signed and entered in by and between the following parties on August 18, 2007 in Haidian District, Beijing.

Party A: D Lin (hereinafter referred to as “the borrower”)

ID No:

Party B: SINA.com Technology (China) Co ., Ltd (hereinafter referred to as “Sina Company”)

Address:

Whereas:

(1)                                 The borrower intends to purchase 22.5% of shares of Beijing Sina Internet Information Service Co., Ltd. (hereinafter referred to as the “ICP Company”) and for that purpose wishes to borrow RMB4,500,000 Yuan from Sina Company;

(2)                                 Sina Company agrees to provide the said loan to the borrower in accordance with and subject to the terms and conditions under the agreement.

The following agreements have been reached by and between both parties based on the principles of equality and mutual benefits via friendly negotiation:

1.                                      Amount of Loan

1.1                               Sina Company agrees to provide a long-term loan in the amount of RMB4,500,000 Yuan to the borrower subject to the terms and conditions under the agreement (hereinafter referred to as “long-term loan”).

2.                                      Life of Loan

2.1                               The life of the long-term loan prescribed under the agreement shall be 10 years from the date when this agreement is signed.

2.2                               The borrower agrees that Sina Company shall have the right to, at its own discretion, shorten or extend the life of loan with reference to the real situation.

3.                                      Use of Loan

3.1                               The borrower shall use the long-term loan for purchasing 22.5% of shares of the ICP Company and any other application of this long-term loan shall obtain earlier written consent from Sina Company.

3.2                               During the life of the loan, without obtaining prior written consent from Sina Company, the borrower shall not transfer its shares in the ICP Company to any third party, whether in part or in whole, or set any security against such shares, or otherwise dispose such shares in a manner that may be detrimental to Sina Company.

4.                                      Interest of Loan

4.1                               The long-term loan under this agreement is interest-free loan and Sina Company shall not collect any other fees or charges from the borrower.

5.                                      Satisfaction with Loan

5.1                               Sina Company shall have the right to require from time to time the borrower to compensate for the long-term loan under this agreement without violating the laws and regulations of PR China in the method as Sina Company directs, including but not limited to, transfer of all or partial shares of the ICP Company held by the borrower to Sina Company or any subject appointed by Sina Company.

6.                                      Liability for Tax

6.1                               Both parties shall on their own pay taxes and costs by laws respectively.

6.2                               Save for taxes and costs of the borrower or Sina Company on their own expressly reserved by laws, Sina Company shall be liable for all other taxes and reasonable costs in connection with this long-term loan under this agreement.

7.                                      Breach and Compensation

7.1                               Any breach of any article of the agreement directly or indirectly or no commitment or commitment out of time insufficiently to the obligations of the agreement shall constitute breach of the contract. The party that observes the contract shall have the right to request the breaching party by written notice to make corrections to its breaching actions and avoid the bad result with sufficient, effective and timely measures taken, and to compensate for the losses of the non-breaching party due to its breaching actions.

7.2                               After any breaching occurs, the non-breaching party, if holding that the breaching has resulted in impossibility or unfairness for the non-breaching party to perform the relevant obligations under this agreement with reasonable and objective discretion applied, shall have the power to discontinue its relevant obligations of this agreement with written notice sent to the non-breaching party until the breaching party stops its breach of the contact, take sufficient, effective and timely measures to avoid the bad results, and compensate for the losses of the non-breaching party due to its breaching actions.

7.3                               The indemnification that the breaching party makes to the non-breaching party shall include any direct economic losses and any predictable indirect losses or excess expenses that occur to the non-breaching party due to violation of the contract by the breaching party, including but not limited to attorney fees, legal costs, arbitration fees, financial expenses, travel expenses and etc.

8.                                      Effectiveness, Modification and Termination

8.1                               This agreement shall be effective since it is signed by authorized representatives of the parties.

8.2                               The parties may via negotiation modify or terminate this agreement in advance in written form at any time.

8.3                               Any party shall have the right to terminate this agreement unilaterally in advance with written notice given if any of the following situations occurs to the other party:

8.3.1                     Within 30 days since the written notice sent out by the non-breaching party, the breaching party still not modifies its breach of the contact, or takes sufficient, effective and timely measures to avoid the bad results, and compensate for the losses of the non-breaching party due to its breaching actions.

8.3.2                     Such party is unable to continue to perform this agreement due to force majesture.

8.4                               Earlier termination of this agreement shall not affect the generated rights and obligations by this agreement before such termination date.

9.                                      Settlement of Disputes and Governing Laws

9.1                               Parties shall settle any disputes over contents of this agreement or its execution via friendly negotiation; which if fails, they shall submit the disputes to China International Economic and Trade Arbitration Commission (CIETAC) for arbitration. The seat of arbitration shall be in Beijing. The arbitrament awarded shall be final and binding on both parties.

9.2                              Laws and regulations of PRC shall be applied for conclusion, execution, interpretation and settlement of disputes concerning this agreement.

10.                               Miscellaneous

10.1                        Either party’s failure to perform its rights in time under this agreement shall neither be deemed as waiver of such rights nor affect its execution of such rights in future.

10.2                        If any article or clause of this agreement becomes invalid or unexecutable entirely or partially no matter what reasons, the remaining portions of this agreement shall be still effective and binding.

2

10.3                        This agreement is made into one original with two copies, one for each party, both with equally legal effectiveness.

10.4                        Matters not included in this agreement shall be determined by both parties via negotiation.

Employee		SINA.com Technology (China) Co ., Ltd

Signature:	/s/	Authorized Representative:	/s/

3

Annex 2.3

Loan Agreement

This agreement is signed and entered in by and between the following parties on August 15, 2011 in Haidian District, Beijing.

Party A: D Lin (hereinafter referred to as “the borrower”)

ID No:

Party B: SINA.com Technology (China) Co ., Ltd (hereinafter referred to as “Sina Company”)

Address:

Whereas:

(1)                                 The borrower holds 22.5% of shares of Beijing Sina Internet Information Service Co., Ltd. (hereinafter referred to as the “ICP Company”);

(2)                                 The shareholders of the ICP Company have approved in writing an increase in the ICP Company’s registered capital from RMB20 million to RMB120 million, and the borrower will additionally contribute RMB22,842,639.59 to the ICP Company. For that purpose, the borrower needs to borrow RMB22,842,639.59 from Sina Company.  After the increase in the registered capital, the borrower will hold 22.7855% of shares of the ICP Company.

(3)                                 Sina Company agrees to provide the said loan to the borrower in accordance with and subject to the terms and conditions under the agreement.

The following agreements have been reached by and between both parties based on the principles of equality and mutual benefits via friendly negotiation:

1.                                      Amount of Loan

1.1                               Sina Company agrees to provide a long-term loan in the amount of RMB22,842,639.59 Yuan to the borrower subject to the terms and conditions under the agreement (hereinafter referred to as “long-term loan”).

2.                                      Life of Loan

2.1                               The life of the long-term loan prescribed under the agreement shall be 5 years from the date when this agreement is signed.

2.2                               The borrower agrees that Sina Company shall have the right to, at its own discretion, shorten or extend the life of loan with reference to the real situation.

3.                                      Use of Loan

3.1                               The borrower shall use the long-term loan for increasing the ICP Company’s registered capital and any other application of this long-term loan shall obtain earlier written consent from Sina Company.

3.2                               During the life of loan, the borrower shall neither transfer partial or all its shares of the ICP Company to any third party nor set any security against such shares without prior approval given by Sina Company in written form.

4.                                      Interest of Loan

4.1                               The long-term loan under this agreement is interest-free loan and Sina Company shall not collect any other fees or charges from the borrower.

5.                                      Satisfaction with Loan

5.1                               Sina Company shall have the right to require from time to time the borrower to compensate for the long-term loan under this agreement without violating the laws and regulations of PR China in the method as Sina Company directs, including but not limited to, transfer of all or partial shares of the ICP Company held by the borrower to Sina Company or any subject appointed by Sina Company.

6.                                      Liability for Tax

6.1                               Both parties shall on their own pay taxes and costs by laws respectively.

6.2                               Save for taxes and costs of the borrower or Sina Company on their own expressly reserved by laws, Sina Company shall be liable for all other taxes and reasonable costs in connection with this long-term loan under this agreement.

7.                                      Breach and Compensation

7.1                               Any breach of any article of the agreement directly or indirectly or no commitment or commitment out of time insufficiently to the obligations of the agreement shall constitute breach of the contract. The party that observes the contract shall have the right to request the breaching party by written notice to make corrections to its breaching actions and avoid the bad result with sufficient, effective and timely measures taken, and to compensate for the losses of the non-breaching party due to its breaching actions.

7.2                               After any breaching occurs, the non-breaching party, if holding that the breaching has resulted in impossibility or unfairness for the non-breaching party to perform the relevant obligations under this agreement with reasonable and objective discretion applied, shall have the power to discontinue its relevant obligations of this agreement with written notice sent to the non-breaching party until the breaching party stops its breach of the contact, take sufficient, effective and timely measures to avoid the bad results, and compensate for the losses of the non-breaching party due to its breaching actions.

7.3                               The indemnification that the breaching party makes to the non-breaching party shall include any direct economic losses and any predictable indirect losses or excess expenses that occur to the non-breaching party due to violation of the contract by the breaching party, including but not limited to attorney fees, legal costs, arbitration fees, financial expenses, travel expenses and etc.

8.                                      Effectiveness, Modification and Termination

8.1                               This agreement shall be effective since it is signed by authorized representatives of the parties.

8.2                               The parties may via negotiation modify or terminate this agreement in advance in written form at any time.

8.3                               Any party shall have the right to terminate this agreement unilaterally in advance with written notice given if any of the following situations occurs to the other party:

8.3.1                     Within 30 days since the written notice sent out by the non-breaching party, the breaching party still not modifies its breach of the contact, or takes sufficient, effective and timely measures to avoid the bad results, and compensate for the losses of the non-breaching party due to its breaching actions.

8.3.2                     Such party is unable to continue to perform this agreement due to force majesture.

8.4                               Earlier termination of this agreement shall not affect the generated rights and obligations by this agreement before such termination date.

9.                                      Settlement of Disputes and Governing Laws

9.1                               Parties shall settle any disputes over contents of this agreement or its execution via friendly negotiation; which if fails, they shall submit the disputes to China International Economic and Trade Arbitration Commission (CIETAC) for arbitration. The arbitrament awarded shall be final and binding on both parties.

9.2                              Laws and regulations of PRC shall be applied for conclusion, execution, interpretation and settlement of disputes concerning this agreement.

10.                               Miscellaneous

10.1                        Either party’s failure to perform its rights in time under this agreement shall neither be deemed as waiver of such rights nor affect its execution of such rights in future.

10.2                        If any article or clause of this agreement becomes invalid or unexecutable entirely or partially no matter what reasons, the remaining portions of this agreement shall be still effective and binding.

2

10.3                        This agreement is made into one original with two copies, one for each party, both with equally legal effectiveness.

10.4                        Matters not included in this agreement shall be determined by both parties via negotiation.

Employee		SINA.com Technology (China) Co ., Ltd

Signature:	/s/	Authorized Representative:	/s/

3

Annex 2.4

Loan Agreement

This agreement is signed and entered in by and between the following parties on August 18, 2007 in Haidian District, Beijing.

Party A: T Chen (hereinafter referred to as “the borrower”)

ID No:

Party B: SINA.com Technology (China) Co ., Ltd (hereinafter referred to as “Sina Company”)

Address:

Whereas:

(1)                                 The borrower intends to purchase 22.5% of shares of Beijing Sina Internet Information Service Co., Ltd. (hereinafter referred to as the “ICP Company”) and for that purpose wishes to borrow RMB4,500,000 Yuan from Sina Company;

(2)                                 Sina Company agrees to provide the said loan to the borrower in accordance with and subject to the terms and conditions under the agreement.

The following agreements have been reached by and between both parties based on the principles of equality and mutual benefits via friendly negotiation:

1.                                      Amount of Loan

1.1                               Sina Company agrees to provide a long-term loan in the amount of RMB4,500,000 Yuan to the borrower subject to the terms and conditions under the agreement (hereinafter referred to as “long-term loan”).

2.                                      Life of Loan

2.1                               The life of the long-term loan prescribed under the agreement shall be 10 years from the date when this agreement is signed.

2.2                               The borrower agrees that Sina Company shall have the right to, at its own discretion, shorten or extend the life of loan with reference to the real situation.

3.                                      Use of Loan

3.1                               The borrower shall use the long-term loan for purchasing 22.5% of shares of the ICP Company and any other application of this long-term loan shall obtain earlier written consent from Sina Company.

3.2                               During the life of the loan, without obtaining prior written consent from Sina Company, the borrower shall not transfer its shares in the ICP Company to any third party, whether in part or in whole, or set any security against such shares, or otherwise dispose such shares in a manner that may be detrimental to Sina Company.

4.                                      Interest of Loan

4.1                               The long-term loan under this agreement is interest-free loan and Sina Company shall not collect any other fees or charges from the borrower.

5.                                      Satisfaction with Loan

5.1                               Sina Company shall have the right to require from time to time the borrower to compensate for the long-term loan under this agreement without violating the laws and regulations of PR China in the method as Sina Company directs, including but not limited to, transfer of all or partial shares of the ICP Company held by the borrower to Sina Company or any subject appointed by Sina Company.

6.                                      Liability for Tax

6.1                               Both parties shall on their own pay taxes and costs by laws respectively.

6.2                               Save for taxes and costs of the borrower or Sina Company on their own expressly reserved by laws, Sina Company shall be liable for all other taxes and reasonable costs in connection with this long-term loan under this agreement.

7.                                      Breach and Compensation

7.1                               Any breach of any article of the agreement directly or indirectly or no commitment or commitment out of time insufficiently to the obligations of the agreement shall constitute breach of the contract. The party that observes the contract shall have the right to request the breaching party by written notice to make corrections to its breaching actions and avoid the bad result with sufficient, effective and timely measures taken, and to compensate for the losses of the non-breaching party due to its breaching actions.

7.2                               After any breaching occurs, the non-breaching party, if holding that the breaching has resulted in impossibility or unfairness for the non-breaching party to perform the relevant obligations under this agreement with reasonable and objective discretion applied, shall have the power to discontinue its relevant obligations of this agreement with written notice sent to the non-breaching party until the breaching party stops its breach of the contact, take sufficient, effective and timely measures to avoid the bad results, and compensate for the losses of the non-breaching party due to its breaching actions.

7.3                               The indemnification that the breaching party makes to the non-breaching party shall include any direct economic losses and any predictable indirect losses or excess expenses that occur to the non-breaching party due to violation of the contract by the breaching party, including but not limited to attorney fees, legal costs, arbitration fees, financial expenses, travel expenses and etc.

8.                                      Effectiveness, Modification and Termination

8.1                               This agreement shall be effective since it is signed by authorized representatives of the parties.

8.2                               The parties may via negotiation modify or terminate this agreement in advance in written form at any time.

8.3                               Any party shall have the right to terminate this agreement unilaterally in advance with written notice given if any of the following situations occurs to the other party:

8.3.1                     Within 30 days since the written notice sent out by the non-breaching party, the breaching party still not modifies its breach of the contact, or takes sufficient, effective and timely measures to avoid the bad results, and compensate for the losses of the non-breaching party due to its breaching actions.

8.3.2                     Such party is unable to continue to perform this agreement due to force majesture.

8.4                               Earlier termination of this agreement shall not affect the generated rights and obligations by this agreement before such termination date.

9.                                      Settlement of Disputes and Governing Laws

9.1                               Parties shall settle any disputes over contents of this agreement or its execution via friendly negotiation; which if fails, they shall submit the disputes to China International Economic and Trade Arbitration Commission (CIETAC) for arbitration. The seat of arbitration shall be in Beijing. The arbitrament awarded shall be final and binding on both parties.

9.2                              Laws and regulations of PRC shall be applied for conclusion, execution, interpretation and settlement of disputes concerning this agreement.

10.                               Miscellaneous

10.1                        Either party’s failure to perform its rights in time under this agreement shall neither be deemed as waiver of such rights nor affect its execution of such rights in future.

10.2                        If any article or clause of this agreement becomes invalid or unexecutable entirely or partially no matter what reasons, the remaining portions of this agreement shall be still effective and binding.

2

10.3                        This agreement is made into one original with two copies, one for each party, both with equally legal effectiveness.

10.4                        Matters not included in this agreement shall be determined by both parties via negotiation.

Employee		SINA.com Technology (China) Co ., Ltd

Signature:	/s/	Authorized Representative:	/s/

3

Annex 2.5

Loan Agreement

This agreement is signed and entered in by and between the following parties on August 15, 2011 in Haidian District, Beijing.

Party A: T Chen (hereinafter referred to as “the borrower”)

ID No:

Party B: SINA.com Technology (China) Co., Ltd. (hereinafter referred to as “Sina Company”)

Address:

Whereas:

(1)                                 The borrower holds 22.5% of shares of Beijing Sina Internet Information Service Co., Ltd. (hereinafter referred to as the “ICP Company”);

(2)                                 The shareholders of the ICP Company have approved in writing an increase in the ICP Company’s registered capital from RMB20 million to RMB120 million, and the borrower will additionally contribute RMB22,842,639.59 to the ICP Company. For that purpose, the borrower needs to borrow RMB22,842,639.59 from Sina Company.  After the increase in the registered capital, the borrower will hold 22.7855% of shares of the ICP Company.

(3)                                 Sina Company agrees to provide the said loan to the borrower in accordance with and subject to the terms and conditions under the agreement.

The following agreements have been reached by and between both parties based on the principles of equality and mutual benefits via friendly negotiation:

1.                                      Amount of Loan

1.1                               Sina Company agrees to provide a long-term loan in the amount of RMB22,842,639.59 Yuan to the borrower subject to the terms and conditions under the agreement (hereinafter referred to as “long-term loan”).

2.                                      Life of Loan

2.1                               The life of the long-term loan prescribed under the agreement shall be 5 years from the date when this agreement is signed.

2.2                               The borrower agrees that Sina Company shall have the right to, at its own discretion, shorten or extend the life of loan with reference to the real situation.

3.                                      Use of Loan

3.1                               The borrower shall use the long-term loan for increasing the ICP Company’s registered capital and any other application of this long-term loan shall obtain earlier written consent from Sina Company.

3.2                               During the life of loan, the borrower shall neither transfer partial or all its shares of the ICP Company to any third party nor set any security against such shares without prior approval given by Sina Company in written form.

4.                                      Interest of Loan

4.1                               The long-term loan under this agreement is interest-free loan and Sina Company shall not collect any other fees or charges from the borrower.

5.                                      Satisfaction with Loan

5.1                               Sina Company shall have the right to require from time to time the borrower to compensate for the long-term loan under this agreement without violating the laws and regulations of PR China in the method as Sina Company directs, including but not limited to, transfer of all or partial shares of the ICP Company held by the borrower to Sina Company or any subject appointed by Sina Company.

6.                                      Liability for Tax

6.1                               Both parties shall on their own pay taxes and costs by laws respectively.

6.2                               Save for taxes and costs of the borrower or Sina Company on their own expressly reserved by laws, Sina Company shall be liable for all other taxes and reasonable costs in connection with this long-term loan under this agreement.

7.                                      Breach and Compensation

7.1                               Any breach of any article of the agreement directly or indirectly or no commitment or commitment out of time insufficiently to the obligations of the agreement shall constitute breach of the contract. The party that observes the contract shall have the right to request the breaching party by written notice to make corrections to its breaching actions and avoid the bad result with sufficient, effective and timely measures taken, and to compensate for the losses of the non-breaching party due to its breaching actions.

7.2                               After any breaching occurs, the non-breaching party, if holding that the breaching has resulted in impossibility or unfairness for the non-breaching party to perform the relevant obligations under this agreement with reasonable and objective discretion applied, shall have the power to discontinue its relevant obligations of this agreement with written notice sent to the non-breaching party until the breaching party stops its breach of the contact, take sufficient, effective and timely measures to avoid the bad results, and compensate for the losses of the non-breaching party due to its breaching actions.

7.3                               The indemnification that the breaching party makes to the non-breaching party shall include any direct economic losses and any predictable indirect losses or excess expenses that occur to the non-breaching party due to violation of the contract by the breaching party, including but not limited to attorney fees, legal costs, arbitration fees, financial expenses, travel expenses and etc.

8.                                      Effectiveness, Modification and Termination

8.1                               This agreement shall be effective since it is signed by authorized representatives of the parties.

8.2                               The parties may via negotiation modify or terminate this agreement in advance in written form at any time.

8.3                               Any party shall have the right to terminate this agreement unilaterally in advance with written notice given if any of the following situations occurs to the other party:

8.3.1                     Within 30 days since the written notice sent out by the non-breaching party, the breaching party still not modifies its breach of the contact, or takes sufficient, effective and timely measures to avoid the bad results, and compensate for the losses of the non-breaching party due to its breaching actions.

8.3.2                     Such party is unable to continue to perform this agreement due to force majesture.

8.4                               Earlier termination of this agreement shall not affect the generated rights and obligations by this agreement before such termination date.

9.                                      Settlement of Disputes and Governing Laws

9.1                               Parties shall settle any disputes over contents of this agreement or its execution via friendly negotiation; which if fails, they shall submit the disputes to China International Economic and Trade Arbitration Commission (CIETAC) for arbitration. The arbitrament awarded shall be final and binding on both parties.

9.2                              Laws and regulations of PRC shall be applied for conclusion, execution, interpretation and settlement of disputes concerning this agreement.

10.                               Miscellaneous

10.1                        Either party’s failure to perform its rights in time under this agreement shall neither be deemed as waiver of such rights nor affect its execution of such rights in future.

10.2                        If any article or clause of this agreement becomes invalid or unexecutable entirely or partially no matter what reasons, the remaining portions of this agreement shall be still effective and binding.

2

10.3                        This agreement is made into one original with two copies, one for each party, both with equally legal effectiveness.

10.4                        Matters not included in this agreement shall be determined by both parties via negotiation.

Employee		SINA.com Technology (China) Co ., Ltd

Signature:	/s/	Authorized Representative:	/s/

3

Annex 2.6

Loan Agreement

This agreement is signed and entered in by and between the following parties on August 18, 2007 in Haidian District, Beijing.

Party A: H Du (hereinafter referred to as “the borrower”)

ID No:

Party B: SINA.com Technology (China) Co ., Ltd (hereinafter referred to as “Sina Company”)

Address:

Whereas:

(1)                                 The borrower intends to purchase 26.75% of shares of Beijing Sina Internet Information Service Co., Ltd. (hereinafter referred to as the “ICP Company”) and for that purpose wishes to borrow RMB5,350,000 Yuan from Sina Company;

(2)                                 Sina Company agrees to provide the said loan to the borrower in accordance with and subject to the terms and conditions under the agreement.

The following agreements have been reached by and between both parties based on the principles of equality and mutual benefits via friendly negotiation:

1.                                      Amount of Loan

1.1                               Sina Company agrees to provide a long-term loan in the amount of RMB5,350,000 Yuan to the borrower subject to the terms and conditions under the agreement (hereinafter referred to as “long-term loan”).

2.                                      Life of Loan

2.1                               The life of the long-term loan prescribed under the agreement shall be 10 years from the date when this agreement is signed.

2.2                               The borrower agrees that Sina Company shall have the right to, at its own discretion, shorten or extend the life of loan with reference to the real situation.

3.                                      Use of Loan

3.1                               The borrower shall use the long-term loan for purchasing 26.75% of shares of the ICP Company and any other application of this long-term loan shall obtain earlier written consent from Sina Company.

3.2                               During the life of the loan, without obtaining prior written consent from Sina Company, the borrower shall not transfer its shares in the ICP Company to any third party, whether in part or in whole, or set any security against such shares, or otherwise dispose such shares in a manner that may be detrimental to Sina Company.

4.                                      Interest of Loan

4.1                               The long-term loan under this agreement is interest-free loan and Sina Company shall not collect any other fees or charges from the borrower.

5.                                      Satisfaction with Loan

5.1                               Sina Company shall have the right to require from time to time the borrower to compensate for the long-term loan under this agreement without violating the laws and regulations of PR China in the method as Sina Company directs, including but not limited to, transfer of all or partial shares of the ICP Company held by the borrower to Sina Company or any subject appointed by Sina Company.

6.                                      Liability for Tax

6.1                               Both parties shall on their own pay taxes and costs by laws respectively.

6.2                               Save for taxes and costs of the borrower or Sina Company on their own expressly reserved by laws, Sina Company shall be liable for all other taxes and reasonable costs in connection with this long-term loan under this agreement.

7.                                      Breach and Compensation

7.1                               Any breach of any article of the agreement directly or indirectly or no commitment or commitment out of time insufficiently to the obligations of the agreement shall constitute breach of the contract. The party that observes the contract shall have the right to request the breaching party by written notice to make corrections to its breaching actions and avoid the bad result with sufficient, effective and timely measures taken, and to compensate for the losses of the non-breaching party due to its breaching actions.

7.2                               After any breaching occurs, the non-breaching party, if holding that the breaching has resulted in impossibility or unfairness for the non-breaching party to perform the relevant obligations under this agreement with reasonable and objective discretion applied, shall have the power to discontinue its relevant obligations of this agreement with written notice sent to the non-breaching party until the breaching party stops its breach of the contact, take sufficient, effective and timely measures to avoid the bad results, and compensate for the losses of the non-breaching party due to its breaching actions.

7.3                               The indemnification that the breaching party makes to the non-breaching party shall include any direct economic losses and any predictable indirect losses or excess expenses that occur to the non-breaching party due to violation of the contract by the breaching party, including but not limited to attorney fees, legal costs, arbitration fees, financial expenses, travel expenses and etc.

8.                                      Effectiveness, Modification and Termination

8.1                               This agreement shall be effective since it is signed by authorized representatives of the parties.

8.2                               The parties may via negotiation modify or terminate this agreement in advance in written form at any time.

8.3                               Any party shall have the right to terminate this agreement unilaterally in advance with written notice given if any of the following situations occurs to the other party:

8.3.1                     Within 30 days since the written notice sent out by the non-breaching party, the breaching party still not modifies its breach of the contact, or takes sufficient, effective and timely measures to avoid the bad results, and compensate for the losses of the non-breaching party due to its breaching actions.

8.3.2                     Such party is unable to continue to perform this agreement due to force majesture.

8.4                               Earlier termination of this agreement shall not affect the generated rights and obligations by this agreement before such termination date.

9.                                      Settlement of Disputes and Governing Laws

9.1                               Parties shall settle any disputes over contents of this agreement or its execution via friendly negotiation; which if fails, they shall submit the disputes to China International Economic and Trade Arbitration Commission (CIETAC) for arbitration. The seat of arbitration shall be in Beijing. The arbitrament awarded shall be final and binding on both parties.

9.2                              Laws and regulations of PRC shall be applied for conclusion, execution, interpretation and settlement of disputes concerning this agreement.

10.                               Miscellaneous

10.1                        Either party’s failure to perform its rights in time under this agreement shall neither be deemed as waiver of such rights nor affect its execution of such rights in future.

10.2                        If any article or clause of this agreement becomes invalid or unexecutable entirely or partially no matter what reasons, the remaining portions of this agreement shall be still effective and binding.

2

10.3                        This agreement is made into one original with two copies, one for each party, both with equally legal effectiveness.

10.4                        Matters not included in this agreement shall be determined by both parties via negotiation.

Employee		SINA.com Technology (China) Co ., Ltd

Signature:	/s/	Authorized Representative:	/s/

3

Annex 2.7

Loan Agreement

This agreement is signed and entered in by and between the following parties on August 15, 2011 in Haidian District, Beijing.

Party A: H Du (hereinafter referred to as “the borrower”)

ID No:

Party B: SINA.com Technology (China) Co ., Ltd (hereinafter referred to as “Sina Company”)

Address:

Whereas:

(1)                                 The borrower holds 26.75% of shares of Beijing Sina Internet Information Service Co., Ltd. (hereinafter referred to as the “ICP Company”);

(2)                                 The shareholders of the ICP Company have approved in writing an increase in the ICP Company’s registered capital from RMB20 million to RMB120 million, and the borrower will additionally contribute RMB27,157,360.41 to the ICP Company. For that purpose, the borrower needs to borrow RMB27,157,360.41 from Sina Company.  After the increase in the registered capital, the borrower will hold 27.0895% of shares of the ICP Company.

(3)                                 Sina Company agrees to provide the said loan to the borrower in accordance with and subject to the terms and conditions under the agreement.

The following agreements have been reached by and between both parties based on the principles of equality and mutual benefits via friendly negotiation:

1.                                      Amount of Loan

1.1                               Sina Company agrees to provide a long-term loan in the amount of RMB27,157,360.41 Yuan to the borrower subject to the terms and conditions under the agreement (hereinafter referred to as “long-term loan”).

2.                                      Life of Loan

2.1                               The life of the long-term loan prescribed under the agreement shall be 5 years from the date when this agreement is signed.

2.2                               The borrower agrees that Sina Company shall have the right to, at its own discretion, shorten or extend the life of loan with reference to the real situation.

3.                                      Use of Loan

3.1                               The borrower shall use the long-term loan for increasing the ICP Company’s registered capital and any other application of this long-term loan shall obtain earlier written consent from Sina Company.

3.2                               During the life of loan, the borrower shall neither transfer partial or all its shares of the ICP Company to any third party nor set any security against such shares without prior approval given by Sina Company in written form.

4.                                      Interest of Loan

4.1                               The long-term loan under this agreement is interest-free loan and Sina Company shall not collect any other fees or charges from the borrower.

5.                                      Satisfaction with Loan

5.1                               Sina Company shall have the right to require from time to time the borrower to compensate for the long-term loan under this agreement without violating the laws and regulations of PR China in the method as Sina Company directs, including but not limited to, transfer of all or partial shares of the ICP Company held by the borrower to Sina Company or any subject appointed by Sina Company.

6.                                      Liability for Tax

6.1                               Both parties shall on their own pay taxes and costs by laws respectively.

6.2                               Save for taxes and costs of the borrower or Sina Company on their own expressly reserved by laws, Sina Company shall be liable for all other taxes and reasonable costs in connection with this long-term loan under this agreement.

7.                                      Breach and Compensation

7.1                               Any breach of any article of the agreement directly or indirectly or no commitment or commitment out of time insufficiently to the obligations of the agreement shall constitute breach of the contract. The party that observes the contract shall have the right to request the breaching party by written notice to make corrections to its breaching actions and avoid the bad result with sufficient, effective and timely measures taken, and to compensate for the losses of the non-breaching party due to its breaching actions.

7.2                               After any breaching occurs, the non-breaching party, if holding that the breaching has resulted in impossibility or unfairness for the non-breaching party to perform the relevant obligations under this agreement with reasonable and objective discretion applied, shall have the power to discontinue its relevant obligations of this agreement with written notice sent to the non-breaching party until the breaching party stops its breach of the contact, take sufficient, effective and timely measures to avoid the bad results, and compensate for the losses of the non-breaching party due to its breaching actions.

7.3                               The indemnification that the breaching party makes to the non-breaching party shall include any direct economic losses and any predictable indirect losses or excess expenses that occur to the non-breaching party due to violation of the contract by the breaching party, including but not limited to attorney fees, legal costs, arbitration fees, financial expenses, travel expenses and etc.

8.                                      Effectiveness, Modification and Termination

8.1                               This agreement shall be effective since it is signed by authorized representatives of the parties.

8.2                               The parties may via negotiation modify or terminate this agreement in advance in written form at any time.

8.3                               Any party shall have the right to terminate this agreement unilaterally in advance with written notice given if any of the following situations occurs to the other party:

8.3.1                     Within 30 days since the written notice sent out by the non-breaching party, the breaching party still not modifies its breach of the contact, or takes sufficient, effective and timely measures to avoid the bad results, and compensate for the losses of the non-breaching party due to its breaching actions.

8.3.2                     Such party is unable to continue to perform this agreement due to force majesture.

8.4                               Earlier termination of this agreement shall not affect the generated rights and obligations by this agreement before such termination date.

9.                                      Settlement of Disputes and Governing Laws

9.1                               Parties shall settle any disputes over contents of this agreement or its execution via friendly negotiation; which if fails, they shall submit the disputes to China International Economic and Trade Arbitration Commission (CIETAC) for arbitration. The arbitrament awarded shall be final and binding on both parties.

9.2                              Laws and regulations of PRC shall be applied for conclusion, execution, interpretation and settlement of disputes concerning this agreement.

10.                               Miscellaneous

10.1                        Either party’s failure to perform its rights in time under this agreement shall neither be deemed as waiver of such rights nor affect its execution of such rights in future.

10.2                        If any article or clause of this agreement becomes invalid or unexecutable entirely or partially no matter what reasons, the remaining portions of this agreement shall be still effective and binding.

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10.3                        This agreement is made into one original with two copies, one for each party, both with equally legal effectiveness.

10.4                        Matters not included in this agreement shall be determined by both parties via negotiation.

Employee		SINA.com Technology (China) Co ., Ltd

Signature:	/s/	Authorized Representative:	/s/

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Annex 2.8

Loan Agreement

This agreement is signed and entered in by and between the following parties on August 18, 2007 in Haidian District, Beijing.

Party A: G Xie (hereinafter referred to as “the borrower”)

ID No:

Party B: SINA.com Technology (China) Co ., Ltd (hereinafter referred to as “Sina Company”)

Address:

Whereas:

(1)                                 The borrower intends to purchase 26.75% of shares of Beijing Sina Internet Information Service Co., Ltd. (hereinafter referred to as the “ICP Company”) and for that purpose wishes to borrow RMB5,350,000 Yuan from Sina Company;

(2)                                 Sina Company agrees to provide the said loan to the borrower in accordance with and subject to the terms and conditions under the agreement.

The following agreements have been reached by and between both parties based on the principles of equality and mutual benefits via friendly negotiation:

1.                                      Amount of Loan

1.1                               Sina Company agrees to provide a long-term loan in the amount of RMB5,350,000 Yuan to the borrower subject to the terms and conditions under the agreement (hereinafter referred to as “long-term loan”).

2.                                      Life of Loan

2.1                               The life of the long-term loan prescribed under the agreement shall be 10 years from the date when this agreement is signed.

2.2                               The borrower agrees that Sina Company shall have the right to, at its own discretion, shorten or extend the life of loan with reference to the real situation.

3.                                      Use of Loan

3.1                               The borrower shall use the long-term loan for purchasing 26.75% of shares of the ICP Company and any other application of this long-term loan shall obtain earlier written consent from Sina Company.

3.2                               During the life of the loan, without obtaining prior written consent from Sina Company, the borrower shall not transfer its shares in the ICP Company to any third party, whether in part or in whole, or set any security against such shares, or otherwise dispose such shares in a manner that may be detrimental to Sina Company.

4.                                      Interest of Loan

4.1                               The long-term loan under this agreement is interest-free loan and Sina Company shall not collect any other fees or charges from the borrower.

5.                                      Satisfaction with Loan

5.1                               Sina Company shall have the right to require from time to time the borrower to compensate for the long-term loan under this agreement without violating the laws and regulations of PR China in the method as Sina Company directs, including but not limited to, transfer of all or partial shares of the ICP Company held by the borrower to Sina Company or any subject appointed by Sina Company.

6.                                      Liability for Tax

6.1                               Both parties shall on their own pay taxes and costs by laws respectively.

6.2                               Save for taxes and costs of the borrower or Sina Company on their own expressly reserved by laws, Sina Company shall be liable for all other taxes and reasonable costs in connection with this long-term loan under this agreement.

7.                                      Breach and Compensation

7.1                               Any breach of any article of the agreement directly or indirectly or no commitment or commitment out of time insufficiently to the obligations of the agreement shall constitute breach of the contract. The party that observes the contract shall have the right to request the breaching party by written notice to make corrections to its breaching actions and avoid the bad result with sufficient, effective and timely measures taken, and to compensate for the losses of the non-breaching party due to its breaching actions.

7.2                               After any breaching occurs, the non-breaching party, if holding that the breaching has resulted in impossibility or unfairness for the non-breaching party to perform the relevant obligations under this agreement with reasonable and objective discretion applied, shall have the power to discontinue its relevant obligations of this agreement with written notice sent to the non-breaching party until the breaching party stops its breach of the contact, take sufficient, effective and timely measures to avoid the bad results, and compensate for the losses of the non-breaching party due to its breaching actions.

7.3                               The indemnification that the breaching party makes to the non-breaching party shall include any direct economic losses and any predictable indirect losses or excess expenses that occur to the non-breaching party due to violation of the contract by the breaching party, including but not limited to attorney fees, legal costs, arbitration fees, financial expenses, travel expenses and etc.

8.                                      Effectiveness, Modification and Termination

8.1                               This agreement shall be effective since it is signed by authorized representatives of the parties.

8.2                               The parties may via negotiation modify or terminate this agreement in advance in written form at any time.

8.3                               Any party shall have the right to terminate this agreement unilaterally in advance with written notice given if any of the following situations occurs to the other party:

8.3.1                     Within 30 days since the written notice sent out by the non-breaching party, the breaching party still not modifies its breach of the contact, or takes sufficient, effective and timely measures to avoid the bad results, and compensate for the losses of the non-breaching party due to its breaching actions.

8.3.2                     Such party is unable to continue to perform this agreement due to force majesture.

8.4                               Earlier termination of this agreement shall not affect the generated rights and obligations by this agreement before such termination date.

9.                                      Settlement of Disputes and Governing Laws

9.1                               Parties shall settle any disputes over contents of this agreement or its execution via friendly negotiation; which if fails, they shall submit the disputes to China International Economic and Trade Arbitration Commission (CIETAC) for arbitration. The seat of arbitration shall be in Beijing. The arbitrament awarded shall be final and binding on both parties.

9.2                              Laws and regulations of PRC shall be applied for conclusion, execution, interpretation and settlement of disputes concerning this agreement.

10.                               Miscellaneous

10.1                        Either party’s failure to perform its rights in time under this agreement shall neither be deemed as waiver of such rights nor affect its execution of such rights in future.

10.2                        If any article or clause of this agreement becomes invalid or unexecutable entirely or partially no matter what reasons, the remaining portions of this agreement shall be still effective and binding.

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10.3                        This agreement is made into one original with two copies, one for each party, both with equally legal effectiveness.

10.4                        Matters not included in this agreement shall be determined by both parties via negotiation.

Employee		SINA.com Technology (China) Co ., Ltd

Signature:	/s/	Authorized Representative:	/s/

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Annex 2.9

Loan Agreement

This agreement is signed and entered in by and between the following parties on August 15, 2011 in Haidian District, Beijing.

Party A: G Xie (hereinafter referred to as “the borrower”)

ID No:

Party B: SINA.com Technology (China) Co ., Ltd (hereinafter referred to as “Sina Company”)

Address:

Whereas:

(1)                                 The borrower holds 26.75% of shares of Beijing Sina Internet Information Service Co., Ltd. (hereinafter referred to as the “ICP Company”);

(2)                                 The shareholders of the ICP Company have approved in writing an increase in the ICP Company’s registered capital from RMB20 million to RMB120 million, and the borrower will additionally contribute RMB27,157,360.41 to the ICP Company. For that purpose, the borrower needs to borrow RMB27,157,360.41 from Sina Company.  After the increase in the registered capital, the borrower will hold 27.0895% of shares of the ICP Company.

(3)                                 Sina Company agrees to provide the said loan to the borrower in accordance with and subject to the terms and conditions under the agreement.

The following agreements have been reached by and between both parties based on the principles of equality and mutual benefits via friendly negotiation:

1.                                      Amount of Loan

1.1                               Sina Company agrees to provide a long-term loan in the amount of RMB27,157,360.41 Yuan to the borrower subject to the terms and conditions under the agreement (hereinafter referred to as “long-term loan”).

2.                                      Life of Loan

2.1                               The life of the long-term loan prescribed under the agreement shall be 5 years from the date when this agreement is signed.

2.2                               The borrower agrees that Sina Company shall have the right to, at its own discretion, shorten or extend the life of loan with reference to the real situation.

3.                                      Use of Loan

3.1                               The borrower shall use the long-term loan for increasing the ICP Company’s registered capital and any other application of this long-term loan shall obtain earlier written consent from Sina Company.

3.2                               During the life of loan, the borrower shall neither transfer partial or all its shares of the ICP Company to any third party nor set any security against such shares without prior approval given by Sina Company in written form.

4.                                      Interest of Loan

4.1                               The long-term loan under this agreement is interest-free loan and Sina Company shall not collect any other fees or charges from the borrower.

5.                                      Satisfaction with Loan

5.1                               Sina Company shall have the right to require from time to time the borrower to compensate for the long-term loan under this agreement without violating the laws and regulations of PR China in the method as Sina Company directs, including but not limited to, transfer of all or partial shares of the ICP Company held by the borrower to Sina Company or any subject appointed by Sina Company.

6.                                      Liability for Tax

6.1                               Both parties shall on their own pay taxes and costs by laws respectively.

6.2                               Save for taxes and costs of the borrower or Sina Company on their own expressly reserved by laws, Sina Company shall be liable for all other taxes and reasonable costs in connection with this long-term loan under this agreement.

7.                                      Breach and Compensation

7.1                               Any breach of any article of the agreement directly or indirectly or no commitment or commitment out of time insufficiently to the obligations of the agreement shall constitute breach of the contract. The party that observes the contract shall have the right to request the breaching party by written notice to make corrections to its breaching actions and avoid the bad result with sufficient, effective and timely measures taken, and to compensate for the losses of the non-breaching party due to its breaching actions.

7.2                               After any breaching occurs, the non-breaching party, if holding that the breaching has resulted in impossibility or unfairness for the non-breaching party to perform the relevant obligations under this agreement with reasonable and objective discretion applied, shall have the power to discontinue its relevant obligations of this agreement with written notice sent to the non-breaching party until the breaching party stops its breach of the contact, take sufficient, effective and timely measures to avoid the bad results, and compensate for the losses of the non-breaching party due to its breaching actions.

7.3                               The indemnification that the breaching party makes to the non-breaching party shall include any direct economic losses and any predictable indirect losses or excess expenses that occur to the non-breaching party due to violation of the contract by the breaching party, including but not limited to attorney fees, legal costs, arbitration fees, financial expenses, travel expenses and etc.

8.                                      Effectiveness, Modification and Termination

8.1                               This agreement shall be effective since it is signed by authorized representatives of the parties.

8.2                               The parties may via negotiation modify or terminate this agreement in advance in written form at any time.

8.3                               Any party shall have the right to terminate this agreement unilaterally in advance with written notice given if any of the following situations occurs to the other party:

8.3.1                     Within 30 days since the written notice sent out by the non-breaching party, the breaching party still not modifies its breach of the contact, or takes sufficient, effective and timely measures to avoid the bad results, and compensate for the losses of the non-breaching party due to its breaching actions.

8.3.2                     Such party is unable to continue to perform this agreement due to force majesture.

8.4                               Earlier termination of this agreement shall not affect the generated rights and obligations by this agreement before such termination date.

9.                                      Settlement of Disputes and Governing Laws

9.1                               Parties shall settle any disputes over contents of this agreement or its execution via friendly negotiation; which if fails, they shall submit the disputes to China International Economic and Trade Arbitration Commission (CIETAC) for arbitration. The arbitrament awarded shall be final and binding on both parties.

9.2                              Laws and regulations of PRC shall be applied for conclusion, execution, interpretation and settlement of disputes concerning this agreement.

10.                               Miscellaneous

10.1                        Either party’s failure to perform its rights in time under this agreement shall neither be deemed as waiver of such rights nor affect its execution of such rights in future.

10.2                        If any article or clause of this agreement becomes invalid or unexecutable entirely or partially no matter what reasons, the remaining portions of this agreement shall be still effective and binding.

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10.3                        This agreement is made into one original with two copies, one for each party, both with equally legal effectiveness.

10.4                        Matters not included in this agreement shall be determined by both parties via negotiation.

Employee		SINA.com Technology (China) Co ., Ltd

Signature:	/s/	Authorized Representative:	/s/

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